

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-mail
Mr. Michael A. Bless
Chief Financial Officer
Century Aluminum Co.
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> Re: **Century Aluminum Co.**
> **Form 10-K for Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-34474**

Dear Mr. Bless:

We have reviewed your filing and have the following comments. We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Note 15 – Commitments and Contingencies, page 94

Legal Contingencies, page 96

1.   We note your disclosure explaining that you may be subject to various lawsuits, claims and proceedings related to "employment, commercial, environmental, shareholder, safety and health matters," and stating that "it is not presently possible to determine the outcome of these matters…." In order to comply with the guidance in FASB ASC 450-20, you

need to assess the probability of loss arising from the resolution of contingencies as either probable, reasonably possible, or remote. Your disclosure indicating that you do not believe the ultimate disposition of your legal disputes will have a material effect does not effectively communicate an assessment of the likelihood of loss based on these categories. Please revise your disclosures as necessary to ensure that your assessments are clear for each of the legal contingencies identified under this heading. It should be clear whether you intended to convey that the likelihood of incurring a material loss in the course of resolving these matters is remote for all future periods.

Ravenswood Retiree Medical Benefits changes, page 96

2.   Tell us how your decision to recognize gain in eliminating benefits accrued under the postretirement medical benefit plan was not inconsistent with the requirements of FASB ASC 715-60-35-49, stating that the substantive plan shall be the basis for the accounting; and FASB ASC 715-60-35-55, stating that management does not have the right to unilaterally change a collectively bargained plan. Please include details which are sufficient to understand how the plan was first introduced to employees, why you did not regard the arrangement as the substantive plan, and if the arrangement was previously the subject of collective bargaining, your view on the applicability of the guidance referenced in the second literature cite above. It should be clear how your prior accounting practice, request for legal intervention by the court, and objections of the union are consistent with your views. Please also clarify the manner and extent by which your accounting reflects changes in assumptions for benefits accrued based on prior versus future service.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief